(logo) Fidelity Investments®||||||||||||||||||||||||||||||||||||||||||||||||||||||||||\\\\	Fidelity Pricing & Cash Management Services 82 Devonshire Street Boston MA 02109-3614 617 563 7000

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Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Fidelity Revere Street Trust (the trust): Fidelity Cash Central Fund Fidelity Securities Lending Cash Central Fund (the funds) File No. (811-07807)

Ladies and Gentlemen:

On behalf of the above referenced funds, transmitted herewith for filing pursuant to Rule 14a-6(a) of Regulation 14A under the Securities Exchange Act of 1934 is a preliminary copy of the Notice, Proxy Statement, and Form of Proxy to be sent to shareholders of the funds in connection with a Special Meeting of Shareholders of the funds to be held on April 18, 2012. Pursuant to Rule 14a-3(c), the required informational copy of each fund's Annual Report for the fiscal period ended May 31, 2011 has been previously furnished to the commission.

We anticipate mailing definitive proxy materials to shareholders on or about March 19, 2012, and in order to allow sufficient time to meet this schedule, we would greatly appreciate receiving comments (if any) from the Staff no later than March 5, 2012.

The proposal for consideration by shareholders is as follows. To facilitate the Staff's review of this filing, we make the following representations concerning disclosure for the proxy proposal included herein:

1. To modify each fund's fundamental concentration policy.

Proposal 1 recommends that shareholders vote to amend each fund's fundamental concentration policy to allow each fund to concentrate in the financial services industry.

Please contact Jamie Plourde at (817) 474-7037 with any questions or comments relating to this filing.

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/s/ Ava Steenstrup
Ava Steenstrup
Legal Product Group